Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Second-Quarter

2014 Financial Results

Highlights

•	New mobile game revenue stream expands: Mobile games accounted for approximately 29 percent of total game revenues in the second quarter, up from 9 percent in the prior quarter. The company plans to launch additional mobile games in 2014. Mobile games represent the first of multiple new growth initiatives being implemented in 2014.

•	Results in line with expectations: Overall results were in line with expectations, reflecting mainly (1) initial transition of GigaMedia’s online games business to browser/mobile games and social casino games, as well as initial expansion of game development and distribution capabilities; and (2) early-stage development of GigaMedia’s cloud computing business. The online games business grew quarter-over-quarter, with contributions from the company’s new mobile game Three Kingdoms Partner more than offsetting lower revenues from the MMO game Tales Runner and from legacy PC games. GigaMedia’s cloud computing business also recorded a small quarterly sequential increase in revenues. As a result, consolidated revenues increased to $2.5 million. Net loss was approximately $2.7 million.

•	Strategic investment: In June, to support the growth of its online games business, GigaMedia acquired 15 million shares of Gamania Corporation (TW: 6180), representing an approximate 9.5 percent interest in the company, for approximately $18.8 million. Gamania is one of Taiwan’s largest online game companies with extensive technology, development and production capabilities and is one of the top two operators of payment channels in Taiwan’s lucrative payment service provider market. Gamania reported revenues of approximately US$275 million for full-year 2013.

•	Healthy balance sheet: Cash, restricted cash, and marketable securities-current of approximately $71.9 million, or approximately $1.33 per share, compared to $80.3 million at the end of the first quarter of 2014. Short-term debt was $19.8 million, of which approximately $16.5 million was related to financing involved in the aforementioned purchase of shares of Gamania.

TAIPEI, Taiwan, July 29, 2014 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the second quarter of 2014.

“Solid execution delivered growth in both our online games and cloud computing businesses in the second quarter,” stated GigaMedia Chief Executive Officer Collin Hwang. “Results for the period demonstrated our growing business momentum.”

“In online games we are continuing to make rapid progress improving our product pipeline and have scheduled multiple product launches in the medium term,” stated CEO Collin Hwang. “We expect to launch two new licensed mobile games in the second half of 2014 and several more after that, including games that we are developing and plan to license to other operators.”

“In addition, in the second half of 2014 we plan launches of two new self-developed social casino platforms that will offer unique customization features and a broad lineup of games from some of the world’s leaders in social casino games,” stated CEO Collin Hwang. “During this time, we will also be testing our new in-house developed social mobile game platform.”

“In cloud computing, we are moving toward becoming a full-service provider, adding new products and services and partnering with tech leaders to leverage their large customer bases,” stated CEO Collin Hwang. “In 3Q we are bundling our virtual desktop with Hewlett-Packard and plan to bundle with another hardware provider soon; going forward we will also be providing new IaaS services supporting IT infrastructure and data center development projects.”

“Finally, we continue to see potential upside from strategic transactions,” stated CEO Collin Hwang. “To drive future growth, during the second quarter we entered a strategic partnership with Gamania by way of a strategic investment in the company.”

“Gamania is one of Taiwan’s leading online game companies,” stated CEO Collin Hwang. “Under the partnership, we will explore synergies and strategic cooperation in regional markets.”

“In sum, we are now only beginning to see returns from our investments and restructuring,” stated CEO Collin Hwang. “Much remains to be done, but we are confident our businesses are on track and expect growth to continue going forward as we execute our strategic growth plans.”

2014 Strategic Initiatives Overview

Online Games

•	Strategic focus - Management continues to execute its plan to rebuild and grow the online games business. Central to this strategy has been a sharp focus on strategic alliances and building a strong pipeline of browser/mobile games and social casino games. Management is now beginning to execute plans to vertically integrate – to strengthen the company’s development, distribution, and operations of games and services – and to scale up.

•	Browser/Mobile games – During the first half of 2014, GigaMedia enhanced its game portfolio by licensing several titles. GigaMedia successfully launched one mobile game in March 2014 and plans to launch two additional mobile games this year licensed from third parties. GigaMedia plans to launch the browser-based MMO KingsRoad by the fourth quarter of 2014. Separately, initiatives are underway to create new revenue streams from game licensing and royalties related to intellectual property owned by GigaMedia. The company is currently finalizing development contracts for several games that GigaMedia plans to operate in Taiwan and Hong Kong and license to third parties for operation in other markets.

•	Social casino games – During the first half of 2014, GigaMedia partnered with two leading international operators of social casino games to offer their games on GigaMedia’s new social casino platforms. GigaMedia expects to launch its platforms in Taiwan and China in the second half of 2014.

•	Strategic partnership - In line with GigaMedia’s plans to strengthen its ability to create and deliver top quality entertainment, build strong competitive advantages, and drive significant long-term growth, in June GigaMedia entered a strategic partnership with Gamania by way of a strategic investment in the company. The partnership’s objective is to create and grow business and shareholder value by leveraging the proven skills and vast resources of the combined teams (see “Highlights” above.)

Cloud Computing

•	Strategic focus - Growth initiatives in cloud computing are focused on strengthening distribution capabilities and expanding GigaMedia’s portfolio with innovative, differentiated solutions to become a total solutions provider.

•	New SaaS products and partnerships - GigaMedia launched a new virtual desktop product in May – the first product of its kind in Taiwan, and will bundle the product with hardware providers going forward. GigaMedia is currently finalizing plans with a partner to launch a new service in the third quarter of 2014 that targets technology businesses of all sizes.

•	New IaaS services – During the first half of 2014, GigaMedia began providing IaaS services, including the build-out of IT infrastructure and a data center for local city transit systems.

•	New client services – Initiatives are underway to build new client services. Initial focus is on providing backend cloud-based services for kiosks that help businesses manage services such as ticketing.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing small and medium-sized enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 2Q14 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q14	1Q14	Change (%)	2Q14	2Q13	Change (%)
Revenues	2,471	2,175	14	2,471	3,654	-32
Gross Profit	819	1,015	-19	819	1,928	-58
Loss from Operations	2,945	2,567	-15	2,945	1,325	-122
Net Income (Loss) Attributable to GigaMedia	(2,677)	(3,076)	13	(2,677)	84	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	0.05	0.06	17	0.05	0.00	NM
EBITDA (A)	(2,448)	(2,806)	13	(2,448)	642	NM
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	71,934	80,312	-10	71,934	72,960	-1

NM – Not Meaningful

(A)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the second quarter of 2014 were $2.5 million; this compared to $2.2 million in the first quarter of 2014 and $3.7 million in the second quarter of 2013. The quarter-over-quarter revenue increase was due to increased contributions from Giga’s online games and cloud computing businesses. In online games, the increase resulted from higher contributions from the mobile game Three Kingdoms Partner, which offset decreased contributions from the company’s MMO game Tales Runner and from legacy PC-based casual games. In cloud computing, the quarter-over-quarter increase reflected new IaaS services. Year-over-year results reflected the loss of the MMO A.V.A., as well as lower contributions from legacy PC-based online games and the MMO Tales Runner.

In online games, average monthly revenue per active paying account was $35.36 during the second quarter of 2014 compared to $23.95 in the previous quarter. Peak concurrent users were approximately 10,000 in the second quarter compared to approximately 12,000 in the first quarter of 2014.

Consolidated gross profit for the second quarter of 2014 was $819 thousand compared to $1.0 million in the first quarter of 2014 and to $1.9 million in the second quarter of 2013. Second-quarter 2014 consolidated gross profit margin was 33.1 percent compared to 46.6 percent in the first quarter of 2014 and 52.7 percent in the second quarter of 2013.

Consolidated operating expenses for the second quarter of 2014 were $3.8 million. This compared to $3.6 million in the first quarter of 2014, and to $3.3 million in the second quarter of 2013.

Consolidated product development and engineering expenses were $228 thousand in the second quarter of 2014 compared to $246 thousand in the previous quarter and $319 thousand in the second quarter of 2013.

Consolidated selling and marketing expenses were $1.7 million in the second quarter of 2014 compared to $1.6 million in the previous quarter and $1.2 million in the second quarter of 2013.

Consolidated general and administrative expenses were $1.9 million in the second quarter of 2014 versus $1.8 million in the previous quarter and $1.7 million in the second quarter of 2013. Corporate operating expenses were approximately $900 thousand in the second quarter of 2014, in line with $860 thousand in the first quarter of 2014.

Consolidated loss from operations for the second quarter of 2014 was $2.9 million compared to $2.6 million in the first quarter of 2014 and to $1.3 million in the second quarter of 2013. The quarter-over-quarter and year-over-year variations were in line with management expectations as GigaMedia continues to invest in, transition and grow its businesses.

Consolidated non-operating expenses/income during the second quarter of 2014 was income of $157 thousand compared to a loss of $208 thousand in the first quarter of 2014 and income of $1.4 million recorded in the second quarter of 2013.

Consolidated net income for the second quarter of 2014 was a loss of $2.7 million compared to $3.1 million in the previous quarter and to income of $84 thousand in the second quarter of 2013.

Consolidated EBITDA for the second quarter of 2014 was a loss of $2.4 million compared to a loss of $2.8 million in the previous quarter and to income of $642 thousand in the second quarter of 2013.

Financial Position

During the second quarter, GigaMedia continued to maintain a solid balance sheet. As of June 30, 2014, GigaMedia had $71.9 million in cash, restricted cash and marketable securities-current, or approximately $1.33 per share, compared to $80.3 million at the end of the first quarter of 2014. Cash flow from operations was an outflow of approximately $2.0 million, a decrease from cash outflow in the first quarter of $2.5 million, reflecting the benefit of increased contributions from Three Kingdoms Partner in the period, which partially offset auditor fees, promotions and game royalties. Short-term debt was $19.8 million at the end of the second quarter, of which approximately $16.5 million was related to financing involved in the purchase of shares in the second quarter of leading game company Gamania.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of July 29, 2014. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2013 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Online games business

Management expects accelerating revenue growth in its online games business, with contributions from 1) new browser/mobile games; and 2) new social casino games to more than offset declines in its legacy PC games products. The company expects to launch two new mobile games in the second half of 2014. Management plans launches of two new social casino game platforms late in the second half of 2014, and a new browser-based MMO game by yearend. Management also expects to begin testing a new mobile social game platform in the second half of 2014, with operations planned to begin in 2015. The pace of future growth will be subject to the timing of these growth initiatives, as well as potential new strategic transactions, making near-term forecasts difficult.

Cloud services business

GigaMedia’s cloud services business was launched in April 2013 with a cloud-based Software as a Service (SaaS) offering of hosted phone, fax, storage, and video security systems for SMEs. Management is now expanding the scope, reach, and quality of its cloud offerings. A new virtual desktop product was launched in May and additional new SaaS, IaaS, and client services are underway. Based on results to date and the company’s strategic growth plans, management is confident the cloud business will deliver growing revenues in 2014.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on July 29, 2014 at 8:00 p.m. Eastern Standard Time, which is 8:00 a.m. Taipei Time on July 30, 2014, to discuss GigaMedia’s second-quarter 2014 performance.

Dial-in numbers:

U.S.: +1-845-675-0437

International: +65-6723-9381

Passcode: 78455874

A replay will be available from 11:00 p.m. Eastern Standard Time on July 29, 2014 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 78455874

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2014 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2014	3/31/2014	6/30/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,180,171	2,042,102	3,652,728
Other revenues	290,627	133,204	1,351

	2,470,798	2,175,306	3,654,079

Operating costs
Cost of Asian online game and service revenues	1,291,889	912,002	1,667,002
Cost of other revenues	360,349	248,772	59,569

	1,652,238	1,160,774	1,726,571

Gross profit	818,560	1,014,532	1,927,508

Operating expenses
Product development and engineering expenses	227,509	246,328	319,015
Selling and marketing expenses	1,677,455	1,572,235	1,210,152
General and administrative expenses	1,867,418	1,751,163	1,712,604
Bad debt (recoveries) expenses	(8,469)	11,450	11,230

	3,763,913	3,581,176	3,253,001

Loss from operations	(2,945,353)	(2,566,644)	(1,325,493)

Non-operating income (expense)
Interest income	174,559	173,830	53,326
Gain on sales of marketable securities	162,051	241	0
Interest expense	(68,399)	(15,580)	(13,824)
Foreign exchange gain (loss) - net	115,438	(447,252)	(132,412)
Gain on disposal of property, plant and equipment	0	15	5
(Loss) gain on equity method investments - net	(244,775)	23,501	184,281
Gain on disposal of investments	0	0	1,219,712
Other	18,402	57,428	100,258

	157,276	(207,817)	1,411,346

(Loss) income from continuing operations before income taxes	(2,788,077)	(2,774,461)	85,853
Income tax benefit (expense)	60,849	(721)	(153)

(Loss) income from continuing operations	(2,727,228)	(2,775,182)	85,700
Loss from discontinued operations, net of tax	0	0	(1,937)

Net (loss) income	(2,727,228)	(2,775,182)	83,763
Less: Net loss (gain) attributable to noncontrolling interest	50,537	(300,921)	(7)

Net (loss) income attributable to shareholders of GigaMedia	(2,676,691)	(3,076,103)	83,756

(Loss) earnings per share attributable to GigaMedia
Basic:
Loss from continuing operations	(0.05)	(0.06)	0.00
Loss from discontinued operations	0.00	0.00	0.00

	(0.05)	(0.06)	0.00

Diluted:
Loss from continuing operations	(0.05)	(0.06)	0.00
Loss from discontinued operations	0.00	0.00	0.00

	(0.05)	(0.06)	0.00

Weighted average shares outstanding:
Basic	53,901,371	51,224,134	50,719,976

Diluted	53,901,371	51,224,134	51,805,045

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2014	3/31/2014	6/30/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	40,660,576	49,667,405	55,263,459
Marketable securities - current	22,348,693	29,153,315	17,697,033
Accounts receivable - net	1,352,875	1,159,243	2,081,571
Prepaid expenses	648,190	681,611	799,026
Restricted cash	8,924,513	1,491,139	0
Other receivables	273,032	208,249	2,407
Other current assets	143,465	145,424	879,752

Total current assets	74,351,344	82,506,386	76,723,248

Marketable securities - noncurrent	9,214,270	10,178,480	4,241,916
Investments	25,476,917	5,279,776	5,090,643
Property, plant & equipment - net	1,695,953	1,663,286	1,803,237
Goodwill	0	0	16,392,173
Intangible assets - net	884,979	1,151,311	14,893,449
Prepaid licensing and royalty fees	4,843,848	4,629,954	7,943,568
Other assets	329,422	301,240	481,069

Total assets	116,796,733	105,710,433	127,569,303

Liabilities and equity
Accounts payable	332,166	297,595	216,125
Accrued compensation	785,562	572,948	771,419
Accrued expenses	2,717,972	2,262,425	3,561,367
Short-term borrowings	19,755,567	4,266,492	0
Other current liabilities	6,099,614	6,082,274	6,858,350

Total current liabilities	29,690,881	13,481,734	11,407,261
Other liabilities	182,150	177,449	832,032

Total liabilities	29,873,031	13,659,183	12,239,293

GigaMedia’s shareholders’ equity	86,825,311	91,904,862	115,668,461
Noncontrolling interest	98,391	146,388	(338,451)

Total equity	86,923,702	92,051,250	115,330,010

Total liabilities and equity	116,796,733	105,710,433	127,569,303

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2014	3/31/2014	6/30/2013
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net (Loss) Income to EBITDA

Net (loss) income attributable to GigaMedia	(2,676,691)	(3,076,103)	83,756
Depreciation	75,599	77,689	107,110
Amortization	319,683	349,771	490,397
Interest income	(174,362)	(173,826)	(53,666)
Interest expense	68,399	15,580	13,824
Income tax (benefit) expense	(60,849)	721	153

EBITDA	(2,448,221)	(2,806,168)	641,574